Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, June 7, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 30 to June 3, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
30.05.2022	531,003	55.0805	29,247,890.03	XPAR
30.05.2022	173,000	54.8768	9,493,690.55	CEUX
30.05.2022	85,000	54.8910	4,665,735.94	TQEX
30.05.2022	29,000	54.9187	1,592,642.82	AQEU
31.05.2022	424,156	55.6674	23,611,676.56	XPAR
31.05.2022	224,007	55.4991	12,432,180.62	CEUX
31.05.2022	94,767	55.4956	5,259,146.79	TQEX
31.05.2022	66,500	55.5934	3,696,961.70	AQEU
01.06.2022	422,989	54.8031	23,181,096.20	XPAR
01.06.2022	224,781	54.6013	12,273,332.34	CEUX
01.06.2022	99,773	54.6070	5,448,303.91	TQEX
01.06.2022	75,000	54.6296	4,097,216.33	AQEU
02.06.2022	661,064	53.8152	35,575,322.06	XPAR
02.06.2022	135,471	53.7941	7,287,545.07	CEUX
02.06.2022	22,946	53.7844	1,234,137.43	TQEX
02.06.2022	16,787	53.7907	902,983.67	AQEU
03.06.2022	369,546	54.2429	20,045,247.22	XPAR
03.06.2022	124,008	54.2434	6,726,611.27	CEUX
03.06.2022	63,908	54.2038	3,464,054.46	TQEX
03.06.2022	86,511	54.1856	4,687,648.38	AQEU
Total	3,930,217	54.6849	214,923,423.35

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com